Exhibit 99.2

Re:  Immediate Report on the holdings status of the Corporation and its interested parties

1.	On December 2, 2008, Scailex Corporation Ltd. (the “Company”) filed a report with the Israeli Securities Authority and the Tel Aviv Stock Exchange regarding changes in shareholdings of interested parties, as follows:

A.	The holdings status of the Corporation itself:

Name of interested parties	Type of securities	Changes in the number of shares	Percentage of the company's shares
			Outstanding	Fully diluted

Scailex Corporation Ltd.	Dormant shares	+11,326	0%	0%

After the above mention data the holdings status of our interested parties are as follow:

Name of interested parties	Number of Shares/ Options (*) /Dormant Shares (**)		Percentage of the company's shares
			Outstanding	Fully diluted

Sunny Electronics Ltd. [1]	24,056,052		64.44%	64.34%
Tao Tsuot Ltd.	9,262,485		24.81%	24.77%
Ilan Ben Dov	117,062		0.31%	0.31%
Yahel Shachar	40,000	(*)	0%	0.11%
Shachar Rachim	16,000	(*)	0%	0.04%
Scailex Corporation Ltd.	6,246,604	(**)	0%	0%

[1] The control shareholder of Tao Tsout Ltd and Suny Electronics Ltd, which are interested parties in the company, is Mr. Ilan Ben Dov. As of the date of the report Ilan Ben Dov group which include the above mentioned parties and Ilan Ben Dov itself hold 89.56% of the Company’s issued share capital and 89.42% on a fully diluted basis.

Out of the 24,056,052 company shares held by Suny Electronics Ltd., 19,112,255 shares are held by the trustee Mizrahi Tefahot Trust Company Ltd., an Israeli company (510422231), which holds the shares for Suny Electronics Ltd. as an owner of the shares, and Bank Mizrahi Tefahot Ltd as an owner of a charge on the shares